File No. 70-_____


    As Filed with the Securities and Exchange Commission on November 17, 2003


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            _________________________________________________________

                                     E.ON AG
                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany
            ________________________________________________________
                  (Name of companies filing this statement and
                    Addresses of principal executive offices)

                                     E.ON AG
                    (Name of top registered holding company)
            ________________________________________________________

                                  Ulrich Hueppe
                    General Counsel, Executive Vice President
                                     E.ON AG
                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany
                         Telephone: 011-49-211-4579-388
                         Facsimile: 011-49-211-4579-610

                        _________________________________
                   (Names and addresses of agents for service)


    The Commission is also requested to send copies of any communications in connection with this matter to:

                                 Tia S. Barancik
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                            Telephone: (212) 424-8455
                            Facsimile: (212) 424-8500


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Item 1.  Description of the Proposed Transaction

A.   General Request

     E.ON AG ("E.ON" or "Applicant") submits this Application on behalf of itself and its subsidiaries, including its U.S. public utility subsidiaries, and requests approval from the Securities and Exchange Commission (the "Commission") for E.ON to coordinate the implementation of financial management systems and the provision of corresponding services (support, maintenance and upgrades) to all of its subsidiaries, as described below, pursuant to Section 13 of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), and the rules promulgated thereunder.

B.   Discussion

     By order dated June 14, 2002, the Commission authorized the acquisition of Powergen Ltd. (formerly Powergen plc, "Powergen") by E.ON and certain related transactions. E.ON AG, et al., Holding Co. Act Release No. 27539 (June 14, 2002) ("2002 Order"). Under the 2002 Order, the Commission authorized E.ON to acquire all of the issued and outstanding common stock of Powergen and, through the acquisition of Powergen, LG&E Energy Corporation ("LG&E Energy") and its public utility subsidiaries, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU") (the "Acquisition"). On July 1, 2002, E.ON consummated the Acquisition and registered as a holding company under Section 5 of the 1935 Act.1

     At the time of registration, E.ON had more than 2,000 subsidiaries and was committed to a series of acquisitions and divestitures to transform itself from an industrial conglomerate into a pure play energy company, as described in the 2002 Order. E.ON's most significant acquisition in 2003 was Ruhrgas AG, Germany's leading transporter of natural gas, for (euro)10.4 billion. This acquisition was a major element in E.ON's implementation of its strategy to expand its gas operations and build an integrated power and gas company. E.ON's previous acquisition of Powergen for a total purchase price of (euro)7.6 billion (net of (euro)0.2 billion cash acquired) and the assumption of (euro)7.4 billion of debt is E.ON's most important step to date in implementing its international expansion strategy. Powergen's strong position in the U.K. electricity market significantly expands E.ON's geographic reach in Europe, while the acquisition of LG&E Energy provides E.ON with entry into the United States. E.ON's divestitures in recent years include the following: (i) in January 2003, E.ON agreed to sell its approximate 16% shareholding in Bouygues Telecom S.A., a French wireless communications company, to Bouygues S.A.; (ii) in


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1    By order dated December 6, 2000, the Commission authorized Powergen to acquire LG&E Energy. See Powergen plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000). Subsequent to the issuance of that order, Powergen and certain of its intermediate holding companies registered under the 1935 Act. Following the Acquisition, Powergen and certain of its intermediate holding companies remained registered pursuant to Section 5 of the 1935 Act and LG&E Energy continued to claim exemption from registration under
     Section 3(a)(1). There is presently pending before the Commission an application in File No. 70-9961 to deregister the Powergen intermediate holding companies since, as a result of an internal restructuring, they are no longer in the chain of ownership over LG&E Energy.


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July 2002, E.ON agreed to sell its 65.4% interest in Stinnes AG, its distribution/logistics division ("Stinnes"), to Deutsche Bahn AG ("DB") in connection with a cash tender offer DB later made to all Stinnes shareholders at a price of (euro)32.75 per share; (iii) in March 2002, E.ON completed the sale of VAW aluminium AG, E.ON's aluminum division, to the Norwegian company Norsk Hydro ASA; and (iv) throughout 2002, Degussa-Huls AG, E.ON's chemicals division, sold a number of non-core businesses.

     Description of Transaction

     E.ON is currently seeking to modernize its internal financial risk management systems for (i) the detection and analysis of financial risks (foreign exchange risks, interest rate risks and credit risks), (ii) liquidity planning and (iii) monitoring these risks. The systems implementation will substantially improve E.ON's ability to monitor financial transactions in the E.ON system as a whole and will have the additional benefit of facilitating E.ON's ability to comply with substantive reporting requirements under U.S. federal securities laws and the 1935 Act. In furtherance of this goal, in December 2002, E.ON's board of directors approved the replacement of its local treasury management and financial planning system (VICTOR) with an integrated treasury and asset management system, Trema Finance KIT ("Finance KIT"), that will support the financial reporting and treasury functions of the national and international companies within the E.ON Group. E.ON proposes to enter into a software license agreement ("Trema License Agreement") with Trema (Europe) AB ("Trema")2 for the installation and implementation of Finance KIT at E.ON and the various headquarters of its subgroups, including LG&E and KU. E.ON will also enter into a software support agreement with Trema ("Trema Support Agreement") for related support services. The license and support agreements with Trema also cover the implementation of eKIT, a web-based version of Finance KIT, which would extend the financial risk and cash management features of Finance KIT to E.ON subsidiaries below the level of E.ON's first tier subsidiaries via intranets and the internet.

     Finance KIT consists of three modules that will integrate the business and reporting functions of E.ON and its subsidiaries: (i) a treasury and risk module, (ii) a cash management module and (iii) a general ledger module. These modules facilitate integrated system functionality because (i) risk factors and real-time information on positions generated from complex trades will be available for analysis, (ii) cash flows for every transaction entered into the system can be created and analyzed (since calculations such as market value and realized results are based on transaction related cash flows) and (iii) all market and instrument transactions including trade verification, settlements and bookkeeping will be entered into the same database and governed by the same transaction flow. Through Finance KIT, E.ON and its subsidiaries, including LG&E and KU, will have interface capability with their respective banking institutions and general ledger systems. Finance KIT, therefore, would enable E.ON to


-------------------------
2 Trema (Europe) AB is a member company of the Trema Group. Founded in 1992, Trema Group is a premier provider of strategic software solutions for the financial industry. Its clients include banks, corporate treasuries, investment management firms and central banks around the world, including ABB, ABN AMRO, ING Investment Management, the European Central Bank, Lucent Technologies, BMW and DaimlerChrysler.


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centralize the financial and reporting systems of all of its financial risk relevant subsidiaries, allowing for significant time and cost efficiencies.

     In addition to Finance KIT and eKIT, E.ON proposes to introduce its existing credit risk management system, RMS, to the headquarters of its subgroups and energy trading subsidiaries. E.ON currently uses RMS in its credit risk management process for analyses of the financial statements and ratings of its counterparties within its treasury operations and the trading operations of the E.ON subgroups (E.ON Energie, Powergen, LG&E and Ruhrgas). RMS is also used for risk-reporting of credit limits and credit risk exposures. In conjunction with Finance KIT, RMS will further facilitate the financial risk management systems integration of E.ON's national and international group members. E.ON proposes to enter into a license agreement ("e.stradis License Agreement") with e.stradis GmbH ("e.stradis") for the installation and implementation of an updated version of RMS at E.ON Energie AG, E.ON Energie Sales and Trading GmbH, Ruhrgas AG, Sydkraft, Powergen and LG&E. E.ON will also enter into a support agreement with e.stradis ("e.stradis Support Agreement") for related support services.

     Trema License Agreement

     Under the Trema License Agreement, the following E.ON subsidiaries will have access to all modules within Finance KIT: E.ON N.A., Inc., E.ON Energie AG, E.ON Energie Kraftwerke GmbH, Powergen, LG&E Energy, Viterra AG, Ruhrgas AG and Sydkraft AB. E.ON's other subsidiaries will have access only to the web-based eKIT version of the Finance KIT system. Under the Trema License Agreement and related software support and training agreements, E.ON will be obligated to pay license and implementation fees, an annual fee for technical and operational support for the next three years and a one-time fee for software training of E.ON personnel in Dusseldorf (Germany), London (England), and Louisville (Kentucky). A copy of the Trema Finance KIT Major Contract Details: License, Support and Implementation Fees is included as Confidential Exhibit E to this Application-Declaration. The Trema Support Agreement has a three year term. Training services will be provided during the implementation of Finance KIT. Trema consultants will provide project management services including the initial set-up and testing of the systems, and will assist with data migration and other operational tasks. In addition, E.ON will employ business consultants for the implementation of Finance KIT. Applicant proposes to implement Finance KIT and eKIT by late December 2003, with a systems live date of January 2004. Each of the main E.ON subgroups will be asked to share the initial implementation costs of Finance KIT, which will amount to a one-time payment by each subgroup.

     e.stradis License Agreement

     Under the e.stradis License Agreement, the following E.ON subsidiaries will have access to all modules within RMS: E.ON Energie, Powergen, LG&E, Ruhrgas and Sydkraft. Under the e.stradis License Agreement and related software support and training agreements, E.ON will be obligated to pay a monthly service charge for the license (unlimited term) and an annual fee for technical and operational support. A summary of the e.stradis Risk Management System Proposal is included as Confidential Exhibit F to this Application-Declaration. The e.stradis Support Agreement has a three year term. During the implementation of RMS, E.ON staff will provide training services to its subsidiaries. Two employees of e.stradis will also be available to


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train RMS users and company administrators. E.ON does not intend to employ external business consultants for the implementation of RMS.

     Coordination of Payments to Vendors

     E.ON proposes to allocate to itself and each of its subsidiaries such company's pro rata share of the total costs incurred under the Trema License Agreement, the e.stradis License Agreement and related support and training contracts, such as implementation costs, the license fee, software support and training fees and project management costs. E.ON and each of its subsidiaries will be responsible for bearing such company's allocated share of total costs. E.ON will serve as the internal coordinator for directing payments to Trema and e.stradis. No company within the E.ON system will earn a profit on amounts paid by any other company in connection with the Trema License Agreement and the e.stradis License Agreement.

     The Trema license fee for each E.ON subgroup will be based on the complexity of the financial management system and the number of Finance KIT and eKIT users. The Trema software support fee will be based on a percentage of the license fee and the requirements for standard interfaces. The implementation fee for Finance KIT and eKIT will be split between the license fee and the complexity of standard and specific interfaces. The implementation fee will also include an amount for services provided by external consultants.

     With respect to the installation of RMS, there are annual and monthly service fees for general and administrator licenses. The e.stradis license and support fees comprise a fee for the RMS update, an installation fee and a training fee. E.ON will pay the implementation fee for RMS, which will exclude any amount for services provided by external consultants. Applicant asserts that the proposed cost allocation is fair and equitable pursuant to Section 13 of the 1935 Act.

Item 2.  Fees, Commission and Expenses

     Applicant expects to pay or incur, directly or indirectly, approximately $________* in connection with the request herein.

* To be filed by amendment.

Item 3.  Applicable Statutory Provisions

     The approval requested herein for the proposed transaction is pursuant to
Section 13(a) of the 1935 Act, which provides:

     After April 1, 1936, it shall be unlawful for any registered holding company, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to enter into or take any step in the performance of any service, sales, or construction contract by which such company undertakes to perform services or construction work for, or sell goods to, any associate company thereof which is a public-utility or mutual service company. This provision shall not apply to such transactions, involving special or unusual circumstances or not in the ordinary course of business, as the Commission by rules and regulations or order may


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

     conditionally or unconditionally exempt as being necessary or appropriate in the public interest or for the protection of investors or consumers.

     Precedent and Analysis under Section 13(a)

     Section 13(a) prohibits a registered holding company from performing services, directly or indirectly, for a charge for any associate company that is a public utility company. "Under the last sentence of Section 13(a), the Commission has power to exempt such transactions involving special or unusual circumstances or not in the ordinary course of business." See United Light and Power Service Company, Holding Co. Act Release No. 2608 (Mar. 7, 1941) (internal quotations omitted) (granting a temporary exemption to holding company for compensation payments to officers of the subsidiary companies who were also elected officers of the top holding company until the allocation arrangement is finalized).

     E.ON asserts that its proposed arrangement to serve as the internal coordinator for directing payments to Trema and e.stradis on behalf of its utility and nonutility subsidiaries is not a provision of a service within the meaning of the 1935 Act. Alternatively, E.ON asserts that any characterization of E.ON's role in the proposed transaction as that of a service provider should be permitted by the Commission in this context as involving "special or unusual circumstances" or a service "not in the ordinary course of business" and warrants an exemption from Section 13(a). Under the proposed terms of the Trema License Agreement, Trema, as service provider, will agree to the installation and implementation of Finance KIT and eKIT at E.ON and its subsidiaries. Similarly, under the e.stradis License Agreement, e.stradis, as service provider, will agree to implement and install RMS at E.ON's subsidiaries. Under both license agreements, E.ON, as the systems purchaser, will agree to pay for the delivery of this service on behalf of itself and its subsidiaries including LG&E and KU. E.ON's subsidiaries will pay only the costs set forth in the Trema License Agreement and the e.stradis License Agreement, without profit to E.ON. E.ON will not be the service provider under the two license agreements. E.ON's sole function will be to coordinate payments to Trema and e.stradis, thereby relieving Trema and e.stradis of the administrative burden of dealing individually with each of the above mentioned companies within the E.ON system, and the likely increase in cost if they are required to do so, for both the provision of services and the scheduling of service payments.

     The proposed service arrangements with Trema and e.stradis will result in significant time and cost savings for E.ON and all of its subsidiaries since (i) financial reporting will be standardized, improving compliance with reporting requirements under the 1935 Act and U.S. federal securities laws, (ii) risk management functions will be integrated and standardized, providing a consolidating view of positions and market and credit risk exposures, and (iii) system users will have easy access to information that require a one-time entry into the system and could then be used for reporting, analyzing and managing financial risks, and cash management. E.ON asserts that the proposed service arrangements with Trema and e.stradis involve special and unusual circumstances and should be exempt from the provisions of Section 13(a).

     Applicant notes that the Commission previously granted a Section 13(a) exemption to a registered holding company that provided services to its utility subsidiaries under a vendor service contract. In United Cities Utilities Company, Holding Co. Act Release No. 365 (Sep. 21,


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1936), the registered holding company, United Cities Utilities Company ("United
Cities") was party to a 10 year contract executed in April 1932 for the purchase of butane from Skelly Oil Company. Prior to 1936, United Cities followed the practice of reselling the butane to its utility subsidiaries at market prices and realizing a profit. United Cities requested Commission approval to continue selling butane to its utility subsidiaries under the contract, but on a cost basis. The Commission found that the contract involved special and unusual circumstances, noting that (i) it was important for the subsidiaries to have a responsible contractor with available butane and (ii) in the previous four years the subsidiaries had no interruption in gas distribution services, except during a tornado. The Commission granted United Cities an exemption from the provisions of Section 13(a), subject to the following conditions: (i) the resale price to the subsidiaries could not exceed the net cost of the butane to the holding company under the contract; (ii) discounts, rebates or refunds received by United Cities must be credited to the cost of the butane for calculating subsidiary charges; (iii) charges to the subsidiary companies purchasing the butane may be based on estimated cost from time to time, but adjustments to actual cost basis must be made at least once in every three months; and (iv) neither the registered holding company nor its officers could realize any profit from resales to the subsidiary companies. Consistent with this precedent, the Commission should grant E.ON an exemption from Section 13(a) since (i) E.ON subsidiaries will pay only their allocated share of the total cost for services under the Trema License Agreement and e.stradis License Agreement, (ii) neither E.ON nor any E.ON subsidiary or employee will realize any profit from the proposed service arrangements and (iii) the new systems will greatly enhance E.ON's compliance reporting with the 1935 Act and federal securities laws for its two thousand subsidiary companies on both a consolidated and individual basis.

     Public Policy Considerations

     Section 13(a) requires the Commission to consider whether the proposed exemption is "necessary or appropriate in the public interest or for the protection of investors or consumers." Under E.ON's proposed service arrangement with Trema, Finance KIT and eKIT will facilitate E.ON's compliance with the 1935 Act as a registered holding company subject to the jurisdiction of the Commission. Granting E.ON an exemption from the provisions of Section 13(a) will not reduce or terminate its regulation under the 1935 Act, but will result in improved and more detailed reporting of E.ON's financial resources and risk positions at the holding company level and at each subsidiary level of the E.ON Group of companies. In addition, the implementation of RMS will improve the credit risk management of E.ON's subgroups and E.ON as a whole. The interests of U.S. investors and consumers will remain protected by virtue of E.ON's registration as a holding company under the 1935 Act.

     As a matter of public policy, the case for granting E.ON an exemption is compelling. Section 13 of the 1935 Act was enacted to eliminate the practice engaged in by holding company systems of causing their utility subsidiaries to enter into contracts for the purchase of goods and services from affiliated companies at exorbitant prices and on a non-competitive, non-arm's- length basis. These "sweet-heart" transactions have been referred to as "one of the most abused devices of the public-utility holding company."3 In his message to Congress on March 12, 1935,


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-------------------------
3    S. Rep. 621 on S. 2796, 74th Cong. 1st Sess. 36.

the President discussed a report on public utility holding companies prepared by the National Power Policy Committee, which stated that "the utility holding company so long as it is permitted to continue should not profit from dealings with subsidiaries and affiliates where there is no semblance of actual bargaining to get the best value and price."4 Section 13 was therefore designed to (i) free public utility companies of the tribute exacted from them in the performance of service contracts by their holding companies and by servicing other companies controlled by their holding companies,5 and (ii) insure that such service contracts be provided at cost.

     Under the proposed service arrangements with Trema and e.stradis, the purchase of Finance KIT, eKIT and RMS by E.ON instead of a subsidiary service company increases the likelihood of a better price for the services to be provided under the Trema License Agreement and the e.stradis License Agreement. In addition, E.ON and each of its subsidiaries will be allocated their pro rata share of total costs incurred under the two license agreements and related support and training contracts, and neither E.ON nor any of its subsidiaries will derive a profit in connection with the proposed service arrangements. Consequently, the abuses that are generally associated with intracompany transactions subject to regulation under the 1935 Act will not exist under E.ON's proposed service arrangements.

Item 4.  Regulatory Approvals

     No federal or state regulatory approval, other than the authorization of the Commission, is required in connection with E.ON's proposed service arrangements.

Item 5.  Procedure

     Applicant respectfully requests that the Commission issue and publish no later than November 25, 2003 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than December 22, 2003 as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and the Commission enter not later than December 23, 2003, an appropriate order granting and permitting this Application to become effective.

     Applicant hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order. There should be no 30-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that such order be made effective immediately upon the entry thereof.


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-------------------------
4 President's Message to Congress Transmitting a Report by the National Power Policy Committee on Public-Utility Holding Companies (PUB. PAPERS) (Mar. 12, 1935).

5    S. Rep. 621 on S. 2796, 74th Cong. 1st Sess. 36.

Item 6.  Exhibits and Financial Statements

A.   Exhibits.

     A Software License Agreement between E.ON AG and Trema (Europe) AB (To be filed by amendment).

     B Software Support Agreement between E.ON AG and Trema (Europe) AB (To be filed by amendment).

     C Software License Agreement between E.ON AG and e.stradis GmbH (To be filed by amendment).

     D Software Support Agreement between E.ON AG and e.stradis GmbH (To be filed by amendment).

     E Trema Finance KIT Major Contract Details: License, Support and Implementation Fees (To be filed by amendment) (Confidential treatment requested).

     F Summary of e.stradis Risk Management System Proposal (To be filed by amendment) (Confidential treatment requested).

     G-1  Opinion of Counsel (To be filed by amendment).

     G-2  Past Tense Opinion of Counsel (To be filed by amendment).

     H    Proposed Form of Notice.


B.   Financial Statements.

     Not applicable.

Item 7.  Information as to Environmental Effects

     The service arrangements proposed herein neither involve a "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. No federal agency is preparing an environmental impact statement in connection with Applicant's request herein.


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                                    SIGNATURE

     Pursuant to the Public Utility Holding Company Act of 1935, Applicant has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                E.ON AG

                                By:    /s/ Ulrich Hueppe
                                Name:  Ulrich Hueppe
                                Title: General Counsel, Executive Vice President
                                Date:  November 17, 2003

                                By:    /s/ Michael Kamsteeg
                                Name:  Michael Kamsteeg
                                Title: Vice President Financial Controlling
                                Date:  November 17, 2003


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                                 EXHIBIT INDEX

     A Software License Agreement between E.ON AG and Trema (Europe) AB (To be filed by amendment).

     B Software Support Agreement between E.ON AG and Trema (Europe) AB (To be filed by amendment).

     C Software License Agreement between E.ON AG and e.stradis GmbH (To be filed by amendment).

     D Software Support Agreement between E.ON AG and e.stradis GmbH (To be filed by amendment).

     E Trema Finance KIT Major Contract Details: License, Support and Implementation Fees (To be filed by amendment) (Confidential treatment requested).

     F Summary of e.stradis Risk Management System Proposal (To be filed by amendment) (Confidential treatment requested).

     G-1  Opinion of Counsel (To be filed by amendment).

     G-2  Past Tense Opinion of Counsel (To be filed by amendment).

     H    Proposed Form of Notice.